United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Shares owned by Board Members, Fiscal Council, Executive Directors on December 28, 2018 (aggregate).

Company: Vale S.A.

Board Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	38,238	0.00	0.00

Company: Vale S.A.

Executive Directors

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	960,191	0.02	0.02

Company: Vale S.A.

Audit Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	4,040	0.00	0.00

Company: Vale S.A.

Technical Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	7,680	0.00	0.00

Company: Vale S.A.

Controlling group

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	2,000,614,131	37.86	37.86

On August 14th, 2017 a Vale S.A. Shareholders Agreement was signed, binding 20% of the total outstanding common shares issued by Vale. In the table above, the quantity of shares represents all the shares owned by the parties of the agreement, including the shares not bound to the agreement.

Payment to Litel Participações S.A.’ shareholders, through the delivery of shares held by Vale, in accordance with ESM of Litel held on November 29, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 11, 2019		Director of Investor Relations